SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
MULTIBAND CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

62544X100
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Mark E. Spitzley Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2009
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 6 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS DirecTECH Holding Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,704,794
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,704,794
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,704,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 3 of 6

Item 1.	Security and Issuer

          This schedule is related to the common stock of Multiband Corporation (the "Issuer"). The Issuer's principal executive offices are located at 9449 Science Center Drive, New Hope, Minnesota 55428.

Item 2.	Identity and Background

          The person filing this report is DirecTECH Holding Company, Inc., a Delaware corporation ("DTHC"). DTHC is engaged principally in managing the assets it acquired in exchange for its former subsidiaries which had been in the business of performing home installation of satellite television service. The principal office and place of business of DTHC is located at 907 W. Vernon Road, Farwell, Michigan 48622. Other than the executive officers of DTHC and the members of the Board of Directors of DTHC (collectively, the "Key Persons", each individually a "Key Person"), there are no persons or entities controlling or ultimately in control of DTHC.1

          Bernard Shafer is the President and a director of DTHC. DTHC's principal business and address are noted above. Henry Block is a Vice President and director of DTHC. He is the Vice President of Sales and Marketing for Multiband Corporation, a company with multiple corporate subsidiaries focused on the installation and sale of various forms of communication services. Multiband's address is 9449 Science Center Drive, New Hope, Minnesota 55428. Thomas Beaudreau is the Secretary and a director of DTHC. He is the Chief Administrative Officer of Multiband Corporation and the President of its HSP Division. J. Basil Mattingly is a director of DTHC. He is the Executive Vice President of Business Development of Multiband Corporation. Brad Niergarth is the Treasurer and a director of DTHC. He is an accountant. His employer is Dennis, Gartland & Niergarth, a full service accounting firm. Dennis, Gartland & Niergarth's address is PO Box 947, Traverse City, Michigan 49685-0947.

          Each Key Person who is an individual is a United States citizen and maintains a business address of 907 W. Vernon Road, Farwell, Michigan 48622.

          During the last five years, neither DTHC nor, to the best of its knowledge, any Key Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither DTHC nor, to the best of its knowledge, any Key Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

_________________________
1 A total of 55.9% of DTHC's issued and outstanding shares are beneficially owned by the DirecTECH Holding Company Employee Stock Ownership Trust (the "ESOT"). However, the ESOT disclaims beneficial ownership of any Issuer shares owned by DTHC as the ESOT does not control the investment and voting decisions of DTHC. The preceding sentence is based on information and analysis provided by the ESOT Trustee. DTHC takes no position with respect to the ESOT's disclaimer of beneficial ownership.

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 4 of 6

Item 3.	Source and Amount of Funds or Other Consideration

          On December 17, 2009, the Issuer issued 100 shares of its Series J Preferred Stock (the "Series J Securities") to DTHC. The consideration for the Series J Securities was the stock of DTHC's subsidiary entities, and this transaction was effected pursuant to a Stock Purchase Agreement dated November 3, 2008, by and among DTHC, the Issuer, Bas Mattingly Master, LLC, Bernard A. Schafer Trust, LLC, Building Blocks Family Trust, and North Star Trust Company (solely in its capacity as trustee of the ESOT) (as amended pursuant to the First Amendment to Stock Purchase Agreement dated December 30, 2008, the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Issuer agreed to acquire the issued and outstanding shares of common stock of DTHC's subsidiary entities in exchange for various types of consideration, including the Series J Securities. The foregoing discussion of the Stock Purchase Agreement does not purport to be a full discussion of such agreement and is qualified by the agreement itself, which is incorporated by reference herein from Exhibit 99.1 of the Issuer's Current Report on Form 8-K filed November 6, 2008 and, with respect to the amendment, Exhibit 99.1 of the Issuer's Current Report on Form 8-K filed January 2, 2009.

          The Series J Securities are nonvoting and are convertible into the Issuer's common stock at the discretion of DTHC and are described more fully in the Certificate of Designations of Preferences and Rights of Series J Convertible Preferred Stock of Multiband Corporation. The foregoing discussion of the Series J Securities and the Certificate of Designations does not purport to be a full discussion of such items and is qualified by the Certificate of Designations itself, which is incorporated by reference herein from Annex 1 of the Issuer's Definitive Proxy Statement Schedule 14A filed November 24, 2009.

Item 4.	Purpose of Transaction

          DTHC acquired the Series J Securities on December 17, 2009. DTHC acquired the Series J Securities in connection with, and as consideration for, the sale of DTHC's subsidiaries pursuant to the Stock Purchase Agreement.

          DTHC presently plans to dispose of up to 1,704,794 shares of the Issuer's common stock beneficially owned by DTHC. The Issuer filed a Form S-1 Registration Statement on September 7, 2010, to register the sale of such shares. DTHC anticipates that such disposition would primarily involve privately negotiated block sales although it might also involve open-market or other transactions. DTHC is presently evaluating its ownership position with respect to the Issuer.

          Except as set forth herein, DTHC has no present intent or proposals that would relate to or result in the plans or actions described in Item 4 sub-items (a) - (j) of the Security and Exchange Commission's Schedule 13D Form. DTHC reserves the right to determine in the future whether to change its plans or proposals described above and whether to adopt plans or proposals of the type described in such sub-items (a) - (j).

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 5 of 6

Item 5.	Interest in Securities of the Issuer

          (a)          The total number of shares that DTHC beneficially owns is 6,704,794, which represents 44.2% of the issued and outstanding shares of the Issuer. Of those shares, 5,000,000 are presently in the form of non-voting Series J Securities, the conversion of which has been assumed for purposes of calculating the total number of shares beneficially owned and the percentage of ownership of the Issuer's common stock. DTHC director Thomas Beaudreau beneficially owns options to acquire 150,000 shares of the Issuer's common stock, which represents 1.4% of the issued and outstanding shares of the Issuer. DTHC director Henry Block beneficially owns options to acquire 25,000 shares of the Issuer's common stock, which represents 0.2% of the issued and outstanding shares of the Issuer.

          (b)          DTHC presently holds the sole power to vote and dispose of 1,704,794 shares of the common stock of the Issuer and, upon conversion of the Series J Securities, would have the sole power to vote and dispose of an additional 5,000,000 shares of the Issuer's common stock. Messrs. Beaudreau and Block, respectively, would have the sole power to vote and dispose of the common stock they have the right to acquire.

          (c)          On August 2, 2010, the Issuer issued 99,726 shares of common stock to DTHC as a Series J Securities dividend.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The contents of Item 3 of this filing and Item 6 of the original Schedule 13D filed by DTHC are here incorporated by reference. The Issuer and DTHC entered into a Registration Rights Agreement as of January 2, 2009. The Registration Rights Agreement provides DTHC with both "piggyback" and demand registration rights with respect to its holdings of the Issuer's common stock and Series J Securities. The foregoing discussion of the Registration Rights Agreement does not purport to be a full discussion of such agreement and is qualified by the agreement itself, which is attached as an Exhibit to this filing and is herein incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Stock Purchase Agreement dated November 3, 2008, by and among DTHC, the Issuer, Bas Mattingly Master, LLC, Bernard A. Schafer Trust, LLC, Building Blocks Family Trust, and North Star Trust Company (solely in its capacity as trustee of the ESOT), as amended pursuant to the First Amendment to Stock Purchase Agreement dated December 30, 2008. This Agreement was filed on November 6, 2008, as Exhibit 99.1 of the Issuer's Current Report on Form 8-K and is incorporated herein by reference. The

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 6 of 6

amendment was filed on January 2, 2009, as Exhibit 99.1 of the Issuer's Current Report on Form 8-K and is incorporated herein by reference.

Exhibit 2

Certificate of Designations of Preferences and Rights of Series J Convertible Preferred Stock of Multiband Corporation. This certificate was filed on November 24, 2009, as Annex 1 of the Issuer's Definitive Proxy Statement Schedule 14A, and is incorporated herein by reference.

Exhibit 3	Registration Rights Agreement dated January 2, 2009, entered into by and between the Issuer and DTHC.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2010	DirecTECH Holding Company, Inc.

	By:	/s/ Bernard J. Schafer
Name: Bernard J. Schafer
Title: President